                                  EXHIBIT 99.2



                   AMENDMENT NO. 1 TO 3TEC ENERGY CORPORATION
                             2000 STOCK OPTION PLAN

  Section III (b) of the 3TEC Energy Corporation 2000 Stock Option Plan (the "Plan") is hereby deleted in its entirety and replaced with the following:

  "(b) For all purposes under the Plan, the fair market value of a share of Stock on a particular date shall be equal to the closing price of the Stock (i) reported by the National Market System or NASDAQ on that date or (ii) if the Stock is listed on a national stock exchange, reported on the stock exchange composite tape on that date; or, in either case, if no prices are reported on that date, on the last preceding date on which such prices of the Stock are so reported.

In the event the Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its fair market value shall be made by the Committee in such manner as it deems appropriate."

  This Amendment was approved by the Board of Directors of 3TEC Energy Corporation and is effective this 1st day of June, 2000.



                            3TEC ENERGY CORPORATION


                            By:/s/ Floyd C. Wilson
                               ------------------------------
                            Name:  Floyd C. Wilson
                            Title: Chief Executive Officer and Chairman of the
                                   Board